Exhibit 99.1

GLASS HOUSE BRANDS INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

MARCH 31, 2024 AND DECEMBER 31, 2023

AND FOR THE THREE MONTHS ENDED

MARCH 31, 2024 AND 2023

GLASS HOUSE BRANDS INC.

Table of Contents

Page(s)

Unaudited Condensed Interim Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3 - 4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5

Notes to Unaudited Condensed Interim Consolidated Financial Statements	6 – 22

GLASS HOUSE BRANDS INC.

Condensed Consolidated Balance Sheets

As of March 31, 2024 and December 31, 2023

	2024	2023
ASSETS
Current Assets:
Cash	$21,407,806	$29,524,252
Restricted Cash	3,000,000	3,000,000
Accounts Receivable, Net	3,007,644	3,979,135
Prepaid Expenses and Other Current Assets	3,455,474	3,873,399
Inventory	11,210,084	8,839,537
Total Current Assets	42,081,008	49,216,323

Operating Lease Right-of-Use Assets, Net	8,569,740	8,959,645
Finance Lease Right-of-Use Assets, Net	2,051,395	1,900,183
Long Term Investments	2,345,223	2,327,043
Property, Plant and Equipment, Net	214,711,802	215,686,369
Intangible Assets, Net	21,007,284	21,212,980
Other Assets	4,480,283	4,472,454
TOTAL ASSETS	$295,246,735	$303,774,997
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$29,771,111	$26,931,887
Income Taxes Payable	8,187,557	7,878,991
Contingent Shares and Earnout Liabilities	41,042,000	34,589,000
Shares Payable	8,581,467	8,569,594
Current Portion of Operating Lease Liabilities	1,362,634	1,452,472
Current Portion of Finance Lease Liabilities	459,807	386,779
Current Portion of Notes Payable	7,551,112	7,550,324
Total Current Liabilities	96,955,688	87,359,047

Operating Lease Liabilities, Net of Current Portion	7,419,599	7,703,968
Finance Lease Liabilities, Net of Current Portion	1,615,763	1,519,649
Other Non-Current Liabilities	5,969,506	5,443,818
Notes Payable, Net of Current Portion	54,882,682	56,512,600
TOTAL LIABILITIES	166,843,238	158,539,082

MEZZANINE NON-CONTROLLING INTEREST:
GH Group,Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of March 31, 2024 and December 31, 2023)	59,172,415	57,545,155
GH Group,Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 shares issued and outstanding as of March 31, 2024 and December 31, 2023)	5,763,498	5,608,093
GH Group,Inc. Preferred Series D Shares (no par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of March 31, 2024 and December 31, 2023)	15,000,000	15,000,000

SHAREHOLDERS' EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of March 31, 2024 and December 31, 2023)	-	-
Subordinate Voting Shares (No par value, unlimited shares authorized, 62,757,368 and 61,986,686 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively)	-	-
Exchangeable Shares (No par value, unlimited shares authorized, 8,472,262 and 8,953,951 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively)	-	-
Additional Paid-In Capital	284,115,532	280,695,032
Accumulated Deficit	(209,265,723)	(190,934,649)
Total Shareholders' Equity Attributable to the Company	74,849,809	89,760,383
Non-Controlling Interest	(26,382,225)	(22,677,716)

TOTAL SHAREHOLDERS' EQUITY	128,403,497	145,235,915

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$295,246,735	$303,774,997

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2024	2023
Revenues, Net	$30,100,588	$27,554,710
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	17,574,471	14,980,859

Gross Profit	12,526,117	12,573,851

Operating Expenses:
General and Administrative	13,527,595	11,386,052
Sales and Marketing	477,159	652,253
Professional Fees	3,663,336	1,499,934
Depreciation and Amortization	3,715,544	3,836,390
Impairment Expense for Goodwill	-	14,143,983
Impairment Expense for Intangible Assets	-	5,526,000

Total Operating Expenses	21,383,634	37,044,612

Loss from Operations	(8,857,517)	(24,470,761)

Other Expense (Income):
Interest Expense	2,205,458	2,080,294
Interest Income	(34)	(45,034)
(Gain) Loss on Equity Method Investments	(18,180)	2,263,697
Gain on Change in Fair Value of Derivative Asset	(112,524)	(13,227)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	6,464,873	3,409,774
Other Expense, Net	37,330	242,635

Total Other Expense, Net	8,576,923	7,938,139

Loss from Operations Before Provision for Income Tax Expense	(17,434,440)	(32,408,900)
Provision for Income Tax Expense	834,254	2,374,261

Net Loss	(18,268,694)	(34,783,161)

Net Income (Loss) Attributable to Non-Controlling Interest	62,380	(36,734)

Net Loss Attributable to the Company	$(18,331,074)	$(34,746,427)

Loss Per Share - Basic	$(0.30)	$(0.52)

Loss Earnings Per Share - Diluted	$(0.30)	$(0.52)

Weighted-Average Shares Outstanding - Basic	73,158,443	72,460,677

Weighted-Average Shares Outstanding - Diluted	73,158,443	72,460,677

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2024

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Units	Units	Units				$ Amount	$ Amount	$ Amount
	Multiple Voting	Equity	Exchangeable Voting	Additional Paid- In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Non- Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Series C	Series D	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,695,032	$(190,934,649)	$89,760,383	$57,545,155	$5,608,093	$15,000,000	$(22,677,716)	$145,235,915

Net (Loss) Income	-	-	-	-	(18,331,074)	(18,331,074)	-	-	-	62,380	(18,268,694)
						-					-
Share-Based Compensation from Options and RSU's	-	-	-	3,271,702	-	3,271,702	-	-	-	-	3,271,702
Shares Issued for Exercise of Warrants	-	27,400	-	-	-	-	-	-	-	-	-
Issuance for Conversion of Exchangeable Shares	-	481,689	(481,689)	-	-	-	-	-	-	-	-
Shares Issued for Conversion of Restricted Stock Units	-	195,710	-	-	-	-	-	-	-	-	-
Shares Issued for Exercise of Options	-	65,883	-	148,798	-	148,798	-	-	-	-	148,798
Distributions to Non-Controlling Interest Holders	-	-	-	-	-	-	-	-	-	(46,726)	(46,726)
Dividends - Preferred Shareholders	-	-	-	-	-	-	1,627,260	155,405	-	(3,720,163)	(1,937,498)
BALANCE AS OF MARCH 31, 2024	4,754,979	62,757,368	8,472,262	$284,115,532	$(209,265,723)	$74,849,809	$59,172,415	$5,763,498	$15,000,000	$(26,382,225)	$128,403,497

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Units	Units	Units				$ Amount	$ Amount	$ Amount
	Multiple Voting	Equity	Exchangeable Voting	Additional Paid- In	Accumulated	TOTAL EQUITY ATTRIBUTABLE TO	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Mezzanine Non- Controlling Equity Preferred	Non- Controlling	TOTAL SHAREHOLDERS'
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Series C	Series D	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2022	4,754,979	55,653,855	12,566,550	$261,527,245	$(92,665,231)	$168,862,014	$51,774,193	$4,759,925	$-	$(4,261,516)	$221,134,616
Net Loss	-	-	-	-	(34,746,427)	(34,746,427)	-	-	-	(36,734)	(34,783,161)
Share-Based Compensation from Options and RSU's	-	-	-	1,631,088	-	1,631,088	-	-	-	-	1,631,088
Issuance of Series C Preferred Shares and Warrants	-	-	-	84,174	-	84,174	-	215,826	-	-	300,000
Adjustment of Series C Preferred Shares to Redemption Value	-	-	-	-	-	-	-	84,174	-	(84,174)	-
Issuance for Conversion of Exchangeable Shares	-	1,602,345	(1,602,345)	-	-	-	-			-	-
Shares Issued for Conversion of Restricted Stock Units	-	155,721	-	-	-	-	-	-	-	-	-
Distributions to Non-Controlling Interest Holders	-	-	-	-	-	-	-	-	-	(46,308)	(46,308)
Dividends - Preferred Shareholders	-	-	-	-	-	-	1,339,529	124,963	-	(2,831,990)	(1,367,498)
BALANCE AS OF MARCH 31, 2023	4,754,979	57,411,921	10,964,205	$263,242,507	$(127,411,658)	$135,830,849	$53,113,722	$5,184,888	$-	$(7,260,722)	$186,868,737

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(18,268,694)	$(34,783,161)
Adjustments to Reconcile Net Loss to Net Cash Provided By (Used In) Operating Activities:
Deferred Tax Benefit	-	76,489
Bad Debt Expense, Net of Recoveries	(9,438)	(81,266)
Depreciation and Amortization	3,715,544	3,836,388
(Gain) Loss on Equity Method Investments	(18,180)	2,263,697
Impairment Expense for Goodwill	-	14,143,983
Impairment Expense for Intangible Assets	-	5,526,000
Non-Cash Operating Lease Costs	389,905	285,191
Accretion of Debt Discount and Loan Origination Fees	259,169	245,035
Gain on Change in Fair Value of Derivative Asset	(112,524)	(13,227)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	6,464,873	3,409,774
Share-Based Compensation	3,271,702	1,631,088
Changes in Operating Assets and Liabilities:
Accounts Receivable	980,929	2,343,286
Prepaid Expenses and Other Current Assets	417,925	3,369,261
Inventory	(2,370,547)	(2,323,587)
Other Assets	104,695	(47,614)
Accounts Payable and Accrued Liabilities	2,896,974	2,571,734
Interest Payments on Finance Leases	(57,750)	-
Income Taxes Payable	308,566	2,004,427
Operating Lease Liabilities	(374,207)	(253,764)
Other Non-Current Liabilities	525,688	254,440
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,875,370)	4,458,174

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(2,405,126)	(1,089,858)
Issuance of Note Receivable	-	(45,000)
NET CASH USED IN INVESTING ACTIVITIES	(2,405,126)	(1,134,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable	-	42,638
Proceeds from the Issuance of Preferred Shares	-	300,000
Payment on Finance Lease	(112,225)	(15,453)
Payments on Notes Payable	(1,888,299)	(11,946)
Cash Received for Exercise of Options	148,798	-
Distributions to Non-Controlling Interest Holders	(46,726)	(46,308)
Distributions to Preferred Shareholders	(1,937,498)	(1,367,498)
NET CASH USED IN FINANCING ACTIVITIES	(3,835,950)	(1,098,567)

NET (DECREASE) INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(8,116,446)	2,224,749
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	32,524,252	14,143,502
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,407,806	$16,368,251

	2024	2023

SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$1,510,829	$1,597,007
Cash Paid for Taxes	$-	$38,906

Non-Cash Investing and Financing Activities:
Adjustment of Preferred Shares to Redemption Value	$-	$84,174
Recognition of Right-of-Use Assets for Finance Leases	$281,367	$-
Interest Capitalized to Property and Equipment	$-	$85,748

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.             NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”) and limited voting shares (the “Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the three months ended March 31, 2024, the Company had an accumulated deficit of $209,265,723, a net loss attributable to the Company of $18,331,074 and net cash used in operating activities of $1,875,370. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2023 and 2022, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the year ended December 31, 2023 and 2022, filed on April 1, 2024, can be found on SEDAR+ at www.sedarplus.ca.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of March 31, 2024 and December 31, 2023, the consolidated results of operations and cash flows for the three months ended March 31, 2024 and 2023 have been included.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023 and 2022, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

Segmented Information

The Company currently operates in three reportable segments which are retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See “Note 19 – Segment Information” for further information.

Employee Retention Tax Credits

On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (the "CARES Act") to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit ("ERC"). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard, Accounting for Government Grants and Disclosure of Government Assistance ("IAS 20"). Since the filing of the ERC’s through March 31, 2024, the Company filed with the Internal Revenue Service credits totaling $11,580,468. The Company will not recognize the amounts claimed until it has been determined that the Company has reasonable assurance that the credits will be realized.

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of March 31, 2024 and December 31, 2023, restricted cash was $3.0 million and $3.0 million, respectively, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See “Note 12 – Notes Payable and Convertible Debentures” for further discussion.

Loss per Share

The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See “Note 15 – Loss Per Share” for further information.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.             CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of March 31, 2024 and December 31, 2023, the Company has not experienced any losses with regards to its cash balances.

The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends, and other information. For the three months ended March 31, 2024 and 2023, there were one (2024) and two (2023) customer(s), respectively, that comprised 15% and 27%, respectively, of the Company’s revenues. As of March 31, 2024, the customer had a balance due to the Company of $744,277. As of December 31, 2023, the customer had a balance due to the Company of $722,514.

4.            INVENTORY

As of March 31, 2024 and December 31, 2023, inventory consists of the following:

	2024	2023
Raw Materials	$1,381,861	$1,192,369
Work-in-Process	5,964,126	3,326,832
Finished Goods	3,864,097	4,320,336
Total Inventory	$11,210,084	$8,839,537

5.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.

	5042 Real Estate Investment, LLC	Reeform, LLC	Lompoc TIC, LLC	TOTAL
Balance at December 31, 2023	$1,970,771	$164,235	$192,037	$2,327,043
Gain (Loss) on Equity Method Investments	48,928	(26,694)	(4,054)	18,180
Balance at March 31, 2024	$2,019,699	$137,541	$187,983	$2,345,223

During the three months ended March 31, 2024 and 2023, the Company recorded net gain and loss from equity method investments of $18,180 and $2,263,697, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.           PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2024 and December 31, 2023, property, plant and equipment consist of the following:

	2024	2023
Land	$70,888,383	$70,888,383
Buildings	154,194,844	143,206,685
Furniture and Fixtures	920,620	827,273
Leasehold Improvements	14,716,867	14,680,328
Equipment and Software	9,925,554	9,497,864
Construction in Progress	1,025,692	10,166,294
Total Property, Plant and Equipment	251,671,960	249,266,827
Less Accumulated Depreciation and Amortization	(36,960,158)	(33,580,458)
Property, Plant and Equipment, Net	$214,711,802	$215,686,369

During the three months ended March 31, 2024 and 2023, the Company recorded depreciation expense of $3,509,848 and $3,419,388, respectively. The amount of amortization recognized for finance leases during the three months ended March 31, 2024 and 2023 was $130,155 and $15,051, respectively, see “Note 11 – Leases” for further information. Additionally, during the three months ended March 31, 2024 and 2023, the Company capitalized interest to property and equipment of nil and $85,748, respectively.

7.           INTANGIBLE ASSETS

As of March 31, 2024 and December 31, 2023, intangible assets consist of the following:

	2024	2023
Definite Lived Intangible Assets
Customer Relationships	$587,000	$587,000
Intellectual Property	4,777,000	4,777,000
Total Definite Lived Intangible Assets	5,364,000	5,364,000
Less Accumulated Amortization	(2,526,716)	(2,321,020)
Definite Lived Intangible Assets, Net	2,837,284	3,042,980
Indefinite Lived Intangible Assets
Cannabis Licenses	18,170,000	18,170,000
Total Indefinite Lived Intangible Assets	18,170,000	18,170,000
Total Intangible Assets, Net	$21,007,284	$21,212,980

For the three months ended March 31, 2024 and 2023, the Company recorded amortization expense related to intangible assets of $205,696 and $417,000, respectively. During the three months ended March 31, 2023, the Company recognized $2,013,000 and $3,513,000 of other than temporary impairment in customer relationships and intellectual property, respectively, as a result of updated earnings projections for unforeseen changes in market demand in the consumer-packaged goods market.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2024 (Remaining)	$540,770
2025	718,616
2026	598,616
2027	465,283
2028	118,616
Thereafter	395,383
Total Future Amortization Expense	$2,837,284

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.           GOODWILL

As of March 31, 2024 and December 31, 2023, goodwill was nil.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. During the three months ended March 31, 2023, management noted indications of impairment on the goodwill of its CPG reporting unit and recorded an impairment expense of $14,143,983 as a result of updated earnings projections for unforeseen changes in market demand in the consumer-packaged goods market.

9.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of March 31, 2024 and December 31, 2023, accounts payable and accrued liabilities consist of the following:

	2024	2023
Accounts Payable	$6,463,530	$5,539,966
Accrued Liabilities	15,406,716	13,123,070
Accrued Payroll and Related Liabilities	5,151,562	5,351,228
Sales Tax and Cannabis Taxes	2,749,303	2,917,623
Total Accounts Payable and Accrued Liabilities	$29,771,111	$26,931,887

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of March 31, 2024 and December 31, 2023, was approximately $767,000 and $1,103,000, respectively.

10.         CONTINGENT SHARES AND EARNOUT LIABILITIES

As of March 31, 2024, activity related to the contingent shares and earnout liabilities consist of the following:

2024
Balance at December 31, 2023	$34,589,000
Change in Fair Value of Contingent Liabilities	6,453,000
Balance at March 31, 2024	$41,042,000

During the three months ended March 31, 2024 and 2023, the Company recorded losses on change in fair value of contingent liabilities of $6,453,000 and $3,402,763, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.         LEASES

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three months ended March 31, 2024 and 2023:

	2024	2023
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$130,155	$15,051
Interest on Lease Liabilities	57,750	13,802
Operating Lease Cost	638,971	600,418
Short-Term Lease Costs	305,523	254,452
Total Lease Expenses	$1,132,399	$883,723

Cash Paid for Amounts Included in the Measurement of Lease Liabilities:	2024	2023
Operating Cash Flows from Finance Leases	$56,932	$14,064
Operating Cash Flows from Operating Leases	$623,274	$568,995
Financing Cash Flows from Finance Leases	$112,225	$15,453
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$281,367	$-

Weighted-Average Remaining Lease Term (Years) - Finance Leases	4	3
Weighted-Average Remaining Lease Term (Years) - Operating Leases	6	7
Weighted-Average Discount Rate - Finance Leases	11.12%	20.40%
Weighted-Average Discount Rate - Operating Leases	11.41%	12.00%

Future minimum lease payments under non-cancelable finance and operating leases as of March 31, 2024 are as follows:

	Operating Leases		Finance Leases
December 31:	Third Parties	Related Parties	Third Parties	Total
2024 (Remaining)	$1,051,682	$703,894	$433,778	$2,189,354
2025	1,399,104	554,267	618,956	2,572,327
2026	1,372,745	570,895	483,475	2,427,115
2027	1,126,862	588,022	497,045	2,211,929
2028	537,353	605,663	187,959	1,330,975
Thereafter	1,600,852	2,320,941	-	3,921,793
Total Future Minimum Lease Payments	7,088,598	5,343,682	2,221,213	14,653,493
Less Imputed Interest	(1,979,852)	(1,670,195)	(145,643)	(3,795,690)
Present Value of Lease Liability	5,108,746	3,673,487	2,075,570	10,857,803
Less Current Portion of Lease Liability	(856,214)	(506,420)	(459,807)	(1,822,441)
Present Value of Lease Liability, Net of Current Portion	$4,252,532	$3,167,067	$1,615,763	$9,035,362

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. As of March 31, 2024, such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56,000 and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.         NOTES PAYABLE AND CONVERTIBLE DEBENTURES

As of March 31, 2024 and December 31, 2023, notes payable consist of the following:

	2024	2023
Term loan payable maturing in November 30, 2026, bearing interest at 12.00 percent per annum	$47,500,000	$49,375,000
Convertible Debentures	16,006,084	16,006,084
Other	421,111	434,410
Total Notes Payable	63,927,195	65,815,494
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(1,493,401)	(1,752,570)
Net Amount	$62,433,794	$64,062,924
Less Current Portion of Notes Payable	(7,551,112)	(7,550,324)
Notes Payable, Net of Current Portion	$54,882,682	$56,512,600

Senior Secured Credit Agreement

On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of March 31, 2024 and December 31, 2023, the interest rate was 12%.

The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.

The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10,000,000 at all times. As of March 31, 2024 and December 31, 2023, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which will require the Company to maintain a specific minimum debt service coverage ratio (“DSCR”) which will be measured quarterly beginning with the quarter ending December 31, 2022.

Amendments to the Senior Secured Credit Agreement

On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10,000,000 (the “Incremental Term Loan”), for total available proceeds of $110,000,000. The Incremental Term Loan bears interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan is payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89,250 related to the change in terms of the Credit Agreement. In addition to receiving the $10,000,000 in Incremental Term Loan, the Company paid $579,000 in direct loan fees, which are recorded as a debt discount.

On August 30, 2022, the Company repaid the $10,000,000 Incremental Term Loan in cash.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.         NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

In March 2023, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived and deferred enforcement of certain covenants which require the Company to maintain a specific minimum debt service coverage ratio beginning with the quarter ending on June 30, 2023. As of March 31, 2024, the Company was in compliance with the Credit Agreement covenant. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company recognized amendment fees of $1,000,000 as other expense and paid such fee on July 27, 2023.

On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Senior Secured Lender to among other things approve of the Series C and D Offerings and to amend the Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20 million for the fiscal quarter period ending December 31, 2023, a LTM EBITDA of $20 million for the fiscal quarter period ending March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter. As of March 31, 2024, the EBITDA requirement have been met.

Convertible Debentures

On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD$1.00 to CAD$1.27.

The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $4.08.

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of March 31, 2024, the balance of $11,894,989 and $4,111,095 for the Series A Notes and Series B Notes, respectively remain outstanding.

The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. During the three months ended March 31, 2024 and 2023, the Company recorded a change in derivative asset of approximately $113,000 and $13,000, respectively, as a component of change in fair value of derivatives in the Unaudited Condensed Interim Consolidated Statements of Operations.

As of March 31, 2024, the scheduled maturities of notes payable for the years ended December 31:

December 31:	Principal Payments
2024 (Remaining)	$5,665,934
2025	7,557,658
2026	34,436,308
2027	16,267,295
2028	-
Thereafter	-
Total Future Minimum Principal Payments	$63,927,195

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.         SHAREHOLDERS’ EQUITY

As of March 31, 2024 and December 31, 2023, the authorized share capital of the Company is comprised of an unlimited number of (i) the Subordinate Voting Shares, (ii) the Restricted Voting Shares, (iii) the Limited Voting Shares, (iv) the Multiple Voting Shares and (v) the Preferred Shares.

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of the Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of the Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and the Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of the Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of the Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable Shares are part of the authorized share capital of MPB, a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for the Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.         SHAREHOLDERS’ EQUITY (Continued)

Preferred Shares GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”), 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”) and 15,000 shares of Series D Preferred Shares (“GH Group Series D Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred, GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.

There were nil shares of the GH Group Series A Preferred issued and outstanding as of March 31, 2024 and December 31, 2023; there were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of March 31, 2024 and December 31, 2023,; and there were 5,000 shares of the GH Group Series C Preferred issued and outstanding as of March 31, 2024 and December 31, 2023; and there were 15,000 shares of the GH Group Series D Preferred issued and outstanding as of March 31, 2024 and December 31, 2023. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $3,720,163 and $2,831,990 for the three months ended March 31, 2024 and 2023, respectively.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

The Company recorded an income and loss attributable to a non-controlling interest during the three months ended March 31, 2024 and 2023 of $62,380 and $36,734, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.

Variable Interest Entity

The below table summarizes information for entities the Company has concluded to be variable interest entities (“VIE”) as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.         SHAREHOLDERS’ EQUITY (Continued)

As of and for the three months ended March 31, 2024, the aggregate balances of the VIE included in the accompanying Unaudited Condensed Interim Consolidated Balance Sheets and Unaudited Condensed Interim Consolidated Statements of Operations are as follows below.

2024
Current Assets	$203,687
Non-Current Assets	$4,237,197
Total Assets	$4,440,884

Current Liabilities	$7,493
Non-Current Liabilities	$236,696
Total Liabilities	$244,189

Revenues, Net	$60,000
Net Income Attributable to Non-Controlling Interest	$37,235

14.         SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Balance as of December 31, 2023	1,435,794	$2.84
Exercised	(65,883)	2.87
Balance as of March 31, 2024	1,369,911	2.84

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.         SHARE-BASED COMPENSATION (Continued)

The following table summarizes the stock options that remain outstanding as of March 31, 2024:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding
Equity Shares	$2.26	October 2024	606,242
Equity Shares	$3.08	April 2025	113,969
Equity Shares	$3.08	January 2026	541,005
Equity Shares	$4.60	October 2026	108,695
			1,369,911

As of March 31, 2024 and December 31, 2023, options vested and exercisable were 1,369,911 and 1,416,870, respectively. During the three months ended March 31, 2024 and 2023, the Company recognized $2,758 and $152,662, respectively, in share-based compensation expense related to these stock options and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. As of March 31, 2024 options outstanding have a weighted-average remaining contractual life of 1.21 years.

Restricted Stock Units

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of Restricted Stock Units
Balance as of December 31, 2023	2,533,575
Granted	1,393,526
Converted	(195,710)
Balance as of March 31, 2024	3,731,391

During the three months ended March 31, 2024 and 2023, the Company recognized $3,268,944 and $1,478,426, respectively, in stock-based compensation related to restricted stock units and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. The fair value of the restricted stock units granted during the three months ended March 31, 2024 was determined using the value of the Equity Shares at the date of grant.

Stock Appreciation Right Units

During the year ended December 31, 2020, GH Group granted 230,752 stock appreciation rights (“SARs units”) to various employees of the Company. The SARs vest 33% one year after the grant date and the remaining 67% vest monthly, after the initial vesting, over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SAR as liabilities which are included in accounts payable and accrued liabilities in the Unaudited Condensed Interim Consolidated Balance Sheets. As of March 31, 2024 and December 31, 2023, the Company recorded a liability of $564,614 and $219,458, respectively.

A reconciliation of the beginning and ending balance of the SARs outstanding is as follows:

Number of Stock Appreciation Rights Units
Balance as of December 31, 2023	135,916
Exercised	(1,948)
Forfeited	(1,892)
Balance as of March 31, 2024	132,076

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.         SHARE-BASED COMPENSATION (Continued)

During the three months ended March 31, 2024 and 2023, the Company recognized $345,156 and nil, respectively, in expense related to the SARs units.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

	Number of Warrants	Weighted- Average Exercise Price
Balance as of December 31, 2023	47,318,882	$9.56
Exercised	(100,000)	5.00
Balance as of March 31, 2024	47,218,882	9.57

The following table summarizes the warrants that remain outstanding as of March 31, 2024:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	$10.00	June 2024	2,654,445	2,654,445
Equity Shares	$5.00	August 2027	10,899,937	10,899,937
Equity Shares	$6.00	August 2028	3,000,000	3,000,000
			47,218,882	47,218,882

As of March 31, 2024, warrants outstanding have a weighted-average remaining contractual life of 2.5 years.

15.         LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the three months ended March 31, 2024 and 2023:

	2024	2023
Net Loss Attributable to the Company	$(18,331,074)	$(34,746,427)
Less Dividends and Increase in Redemption Values of GH Group Preferred Shares	(3,720,163)	(2,916,164)
Net Loss Attributable to the Company	(22,051,237)	(37,662,591)
Weighted-Average Shares Outstanding - Basic	73,158,443	72,460,677
Weighted-Average Shares Outstanding - Diluted	73,158,443	72,460,677
Loss Per Share Attributable to the Company - Basic	$(0.30)	$(0.52)
Loss Per Share Attributable to the Company - Diluted	$(0.30)	$(0.52)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

Net loss attributable to the Company, as reported, is adjusted for dividends and various other adjustments as defined in ASC 260 “Earnings Per Share”.

After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the issuance of shares on the exercise of convertible debentures, warrants, RSU’s and share options are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes options, warrants, RSUs, convertible debt and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debt.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.         PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three months ended March 31, 2024 and 2023:

	2024	2023
Current:
Federal	$805,454	$1,808,472
State	28,800	489,300
Total Current	834,254	2,297,772

Deferred:
Federal	-	46,715
State	-	29,774
Total Deferred	-	76,489
Total Provision for Income Taxes	$834,254	$2,374,261

The Company has used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2024 and 2023. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three-month periods ended March 31, 2024 and 2023.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

The Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of March 31, 2024 and December 31, 2023, potential benefits of $5,969,506 and $5,443,818, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open for audit. The Company on occasion may be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of March 31,2024, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

17.         COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of March 31, 2024 and December 31, 2023, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.         COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2024 and December 31, 2023, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

Element 7 Litigation

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements. Through the process of litigation, on September 19, 2023, Element 7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where Element 7 agreed to pay GH Group $2,865,000 to settle the Element 7 Proceeding; provided, that if Element 7 pays GH Group $1,865,250 by December 15, 2023, then Element 7 shall be entitled to a credit of $999,750 towards the $2,865,000 payment. In addition, Element 7 would retain ownership of its retail licenses.

On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against Element 7 for the amount of $2,865,000 in favor of GH Group.

Catalyst Litigation

The Company is the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes. The Company continues to vigorously pursue its defamation claims and otherwise assert its rights with respect to the outrageous and defamatory statements of the Catalyst Defendants.

The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med”), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California's Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in California and has purposefully structured its business to profit from the illicit market. The Company has denied all such allegations and asserted affirmative defenses.

18.         RELATED PARTY TRANSACTIONS

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the three months ended March 31, 2024 and 2023 were $93,255 and $60,873, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the three months ended March 31, 2024 and 2023 were $20,071 and $19,115, respectively.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.         RELATED PARTY TRANSACTIONS (Continued)

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (“Commencement Date”), provides for an initial monthly rent of $5,000 starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144,000 and increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2024 and 2023 were $67,250 and $67,250, respectively.

In August 2022, Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36,489 increasing three percent per annum thereafter. Rent expense for the three months ended March 31, 2024 and 2023 were $9,122 and $9,122, respectively.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended March 31, 2024 and 2023 were $35,080 and $32,580, respectively.

19.         SEGEMENT INFORMATION

Operations by reportable segment for the year ending March 31, 2024 are as follows:

	Three Months Ended March 31, 2024
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Total Revenues	$9,920,925	$15,926,559	$4,253,104	$-	$30,100,588
Cost of Goods Sold	4,668,224	9,717,875	3,188,372	-	17,574,471
Gross Profit	5,252,701	6,208,684	1,064,732	-	12,526,117

General and Administrative	3,394,108	1,825,542	190,957	8,116,988	13,527,595
Sales and Marketing	342,610	4,382	10,376	119,791	477,159
Professional Fees	8,623	52,387	34,050	3,568,276	3,663,336
Depreciation and Amortization	375,398	2,864,996	190,238	284,912	3,715,544
Income (Loss) from Operations	1,131,962	1,461,377	639,111	(12,089,967)	(8,857,517)

Other Expense (Income):
Interest Expense	41,058	11,985	5,894	2,146,521	2,205,458
Interest Income	-	-	(34)	-	(34)
Gain on Equity Method Investments	-	-	-	(18,180)	(18,180)
Gain on Change in Fair Value of Derivative Asset	-	-	-	(112,524)	(112,524)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	-	-	-	6,464,873	6,464,873
Other (Income) Expense, Net	(1,353)	11,764	13,562	13,357	37,330
Total Other Expense	39,705	23,749	19,422	8,494,047	8,576,923
Income (Loss) Before Provision for Income Taxes	$1,092,257	$1,437,628	$619,689	$(20,584,014)	$(17,434,440)
Total Assets as of March 31, 2024	$28,522,236	$219,884,824	$10,710,226	$36,129,449	$295,246,735

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2024 and 2023

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.         SEGEMENT INFORMATION (Continued)

Operations by reportable segment for the year ending March 31, 2023 are as follows:

	Three Months Ended March 31, 2023
	Retail	Wholesale Biomass	CPG	Corporate & Other	Total
Total Revenues	$9,372,701	$14,466,872	$3,715,137	$-	$27,554,710
Cost of Goods Sold	4,092,065	8,302,087	2,586,707	-	14,980,859
Gross Profit	5,280,636	6,164,785	1,128,430	-	12,573,851

General and Administrative	3,109,145	1,959,327	283,503	6,034,077	11,386,052
Sales and Marketing	345,366	26,845	66,784	213,258	652,253
Professional Fees	54,589	67,353	62,672	1,315,320	1,499,934
Depreciation and Amortization	231,509	2,930,292	178,001	496,588	3,836,390
Impairment Expense for Goodwill	-	-	-	14,143,983	14,143,983
Impairment Expense for Intangible Assets	-	-	-	5,526,000	5,526,000
(Loss) from Operations	1,540,027	1,180,968	537,470	(27,729,226)	(24,470,761)
Other Income (Expense):
Interest Expense	266	10,074	3,090	2,066,864	2,080,294
Interest Income	(34)	-	-	(45,000)	(45,034)
Loss on Equity Method Investments	-	-	-	2,263,697	2,263,697
Gain on Change in Fair Value of Derivative Asset	-	-	-	(13,227)	(13,227)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	-	-	-	3,409,774	3,409,774
Other (Income) Expense, Net	(1,587)	168,576	57,592	18,054	242,635
Total (Income) Other Expense	(1,355)	178,650	60,682	7,700,162	7,938,139
Income (Loss) Before Provision for Income Taxes	$1,541,382	$1,002,318	$476,788	$(35,429,388)	$(32,408,900)
Total Assets as of December 31, 2023	$27,054,172	$220,054,000	$12,773,863	$43,892,962	$303,774,997

20.         SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of which these Unaudited Condensed Interim Consolidated Financial Statements were available to be issued.